Citadel Security Software Inc.

Two Lincoln Centre, 16th Floor

5420 LBJ Freeway

Dallas, Texas  75240

February 17, 2006

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:                               Citadel Security Software, Inc. (File No. 000-33491)

Preliminary Proxy Statement on Schedule 14A

Filed February 8, 2006

Dear Ms. Jacobs:

I am writing on behalf of Citadel Security Software Inc. in reference to the staff’s comment letter dated February 14, 2006 concerning the above captioned Proxy Statement.  Our responses to the staff’s comments are set forth below.

Preliminary Proxy Statement on Schedule 14A

1.                                       We have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to our proposal and prospective amendment(s) to our charter.  Our board of directors held a meeting at which resolutions were duly adopted, including the approval and adoption of the amendments and a determination and declaration that the proposed amendments are advisable.   We also note that we disclosed that “our board of directors has approved each of the amendments” and “declared each proposal to be advisable” on page 6 of the Preliminary Proxy Statement under the caption “Overview”.  We have revised that disclosure to state that our board has approved “and adopted” the proposal and amendments.

2.                                       We have revised the table on page 8 Preliminary Proxy Statement to include a column illustrating the effective change in available authorized capital as a result of the reverse stock split for each proposed reverse stock split ratio.

3.                                       We have added the requested disclosure on page 7 of the Preliminary Proxy Statement under the caption “Reasons for the Reverse Stock Split” to disclose that we do not have any current plans, proposals or arrangements to issue any of the newly available authorized shares of common stock.

4.                                       We have added the requested disclosure on page 9 of the Preliminary Proxy Statement under the caption “Potential Effects of the Reverse Stock Split — Possible Anti-Takeover Effects”.

In addition, as requested by the staff’s comment letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff’s comments in the filing do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s comments and we look forward to working with you to resolve the comments.  Please let me know if you have any additional questions or require additional information.

Sincerely,

/s/ Steven B. Solomon

Steven B. Solomon

cc:	Mr. Daniel Lee, SEC
Ms. Anne Nguyen, SEC
Mr. Richard Connelly, Chief Financial Officer
Mr. David Wood, Wood & Sartain, LLP